Exhibit 99.1

Check-Cap Announces Presentation on Feasibility of Prepless CRC
Screening at Digestive Disease Week 2018

ISFIYA, Israel, June 2, 2018 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW, CHEKZ), a clinical stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule preparation-free, colorectal cancer screening, today announced the oral presentation on the feasibility of prepless colorectal cancer (CRC) screening with the multi-center clinical study submitted for the CE Mark approval of C-Scan, received in January 2018, at Digestive Disease Week in Washington DC, taking place on June 2-5, 2018.

Dr. Elizabeth E. Half, MD, Head of GI Cancer Prevention Unit and Familial Cancer Syndrome Clinic Gastroenterology Institute at the RAMBAM Healthcare Campus presents a comparative study entitled "Prepless CRC Screening is Feasible with a Novel X-ray Imaging Capsule," at the ongoing Advances in Colorectal Polyp Detection Session 1410, Convention Center Room 207.  Dr. Half’s presentation highlights that study data from 45 analyzed patients showed capsule and FIT sensitivity (ability to correctly identify polyps) of 44% and 37%, respectively, with capsule sensitivity increasing to 78% when >50% of the colon surface area was imaged and a linear correlation was observed between imaged area and sensitivity.  In addition, capsule safety in the study was demonstrated, with no reported adverse events, low radiation (average radiation dose of 0.05ms), and transit time of 52±32 hrs.  Further, in an updated scanning algorithm, retrospectively implemented on the study data and recently featured in a May 2018 article in Gut, a dramatic increase in number of subjects with imaged area >50% was shown, from 21/45 to 41/45 (from 46% to 91%), following the new algorithm implementation.  Capsule specificity (ability to correctly identify lack of polyps) in those cases approached 90%.

Digestive Disease Week is one of the world's largest gathering of physicians, researchers and industry in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery, with over 14,000 in annual attendance.

About Check-Cap
Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2017 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Vivian Cervantes
PCG Advisory
646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
 Meirav@bauerg.com